Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On January 31, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC08-017

Date:	January 31, 2008

To:	CBOE Members and Staff

From:	Office of the Chairman

Re:	Strategic and Competitive Update

A number of important events have transpired since our last semi-annual letter to the membership in July 2007. This letter will first address CBOE’s strategic direction, including for-profit transition, demutualization, and the impact of the recent SEC decision regarding the Exercise Right issue. The remainder of the letter will provide a competitive review that will include a status report on CBOE volume and market share, new products, enhancements to our Hybrid market model and regulatory initiatives.

I. REVIEW OF CBOE’S STRATEGIC DIRECTION

CBOE’s For-Profit Transition

2007 Financial Results

CBOE successfully began its operation as a for-profit organization in January 2006 and continued to build on its positive momentum in 2007 by posting another record volume year and by achieving record top-line and bottom-line results.  For the full-year 2007, CBOE reported net income of $83.2 million on total revenues of $352.3 million, an increase of 37 percent and 98 percent, respectively, compared with last year’s net income of $42.1 million and total revenues of $258.0 million.  Strong revenue growth combined with disciplined expense management drove consistent gains for CBOE in 2007, evidenced by the rise in operating margins to 39.7 percent from 27.9 percent for the 2006 year, an increase of nearly 12 percentage points.  (The complete report is available in Information Circular IC08-015.)

Seat Prices

CBOE seat prices continued to set new record highs as prices rose 74 percent for the year, beginning with the first sale of the year for $1,800,000 on January 10, 2007 and ending with the last sale of the year for $3,125,000 on December 24. A new all-time high was established on December 11 when a seat traded for $3,150,000, surpassing the previous record high of $3,050,000. Over the course of 2007, there were 21 record-high seat sales.  A total of 101 CBOE seats traded in 2007, compared to 111 in 2006. In January 2008, 12 seats were traded; the most recent seat sale was on January 25, 2008 for $3,125,000.

Path to Demutualization

S-4 Update

On February 9, 2007, we filed an S-4 Registration Statement with the SEC setting forth the details of CBOE’s proposed demutualization.  Amendment No.1 to the S-4 was filed on May 11, 2007.  (The Amended S-4 and a detailed Q&A may be found under the “CBOE Demutualization” link at www.cboe.com/Demutualization.) The key remaining significant open issue pertaining to CBOE’s proposed demutualization is the claim by certain former CBOT members that they are entitled to participate in the demutualization. We were, therefore, extremely gratified by the SEC approval of CBOE’s position regarding exercise right eligibility in its approval order issued on January 15, 2008.

Exercise Right Eligibility Terminates

In its January 15 approval order (http://www.sec.gov/rules/sro/cboe/2008/34-57159.pdf), the SEC unanimously approved CBOE’s rule filing that no person qualifies to become or remain a CBOE exerciser member following the July 2007 acquisition of the CBOT by CME Holdings, Inc. Further, the SEC found that CBOE’s rule filing “interprets CBOE’s rules fairly and reasonably” in light of the CME acquisition of CBOT and that the rule interpretation is consistent with the requirements of the Exchange Act, the SEC’s rules, and CBOE’s own rules, including the provision of its charter that created the Exercise Right. Specifically, the SEC approved CBOE’s interpretation that former CBOT members, after the CME acquisition, no longer qualify as CBOT members within the meaning of that charter provision.

Litigation Related to the Exercise Right

On August 23, 2006, the CBOT and two CBOT members filed a lawsuit in Delaware state court regarding issues related to the Exercise Right.  In response to a subsequent amended complaint, CBOE filed a motion to dismiss the lawsuit on January 16, 2007, citing the SEC’s exclusive jurisdiction over the proper interpretation of exchange rules and membership issues.  On August 3, 2007, the Delaware Court granted CBOE’s request for a suspension of further proceedings until such time as the SEC took final action on the issue of whether anyone any longer can qualify as a “member” of CBOT, for purposes of the Exercise Right, following the acquisition of CBOT by CME Holdings, Inc.  CBOT had asked the Court to enter judgment rejecting that interpretation, but the Court acknowledged the SEC’s jurisdiction over membership issues and stayed further court proceedings until the SEC had made its final decision on that issue.  After the SEC’s January 15 approval order, the stay was lifted, and plaintiffs sought permission to file a further amendment to the their complaint.

Based on the SEC’s January 15 approval order, and the SEC’s jurisdiction over membership issues, CBOE intends to seek dismissal of the Exercise Right litigation in Delaware Court on the ground, among others, that no state law claims survive the SEC’s approval order and that former CBOT members are not eligible to participate in CBOE’s demutualization as exerciser members.  We do not at this time have an anticipated date for a ruling in Delaware; we will continue to closely monitor this issue and keep you informed as developments warrant.

Temporary Access Plan

CBOE’s interim access procedures, which went into effect on July 2, 2007, were extended following the SEC approval order and remain in full force and effect.  The interim plan temporarily extends the membership status of certain individuals who were exerciser members of CBOE immediately before the CBOT acquisition was consummated and who have maintained that temporary status since that time. CBOE is currently developing a new access plan that will address these former exerciser members, who will continue in their present status until the new plan is approved.

II. REVIEW OF CBOE’S COMPETITIVE POSITION

Record Trading and Industry-Leading Market Share

Volume Increased 40%

CBOE experienced its fourth consecutive year of record volume in 2007.  More than 944 million contracts traded hands, an increase of 40 percent over the total of 674.4 million contracts during 2006.  Equity options volume totaled a record 500.9 million contracts, an increase of 28 percent over the equity options volume of 390.7 million contracts in 2006. Index and ETF options volume totaled 443.5 million contracts in 2007, a new record, and surpassed the previous year’s total of 294.4 million contracts by 56 percent.  Several products — SPX, VIX, SPY, QQQ, RUT and IWM — set new records for annual volume in 2007.  Perhaps most indicative of the increased trading activity during the year, CBOE experienced 18 of the 20 busiest single trading days in its 34-year history, including the busiest day all-time — 9,244,732 contracts traded on August 16, 2007.

33% Market Share of Industry Volume

CBOE handled approximately one-third of all industry volume in 2007, more than any other U.S. options exchange.  Overall, CBOE’s market share dipped fractionally, from 33.3 percent in 2006 to 33.0 percent in 2007.  Despite significant volume gains for the year, CBOE’s equity options market share decreased slightly, from 26.1% in 2006 to 25.7% in 2007.  Market share in multiply listed and ETF options saw a similar fractional decrease, from 37.3 percent in 2006 to 36.7 percent in 2007.  These small declines in market share came about in the latter half of 2007. Since then, CBOE has initiated a number of Hybrid enhancements aimed at incenting market makers to execute orders at CBOE (see “Hybrid 4.0,” page 7).

Product Innovation

CBOE created an impressive range of new products in 2007, several of which capitalized on the ongoing success story of VIX futures and options.  Other product advancements in

2007 included an award-winning benchmark and several niche products aimed at professional, more sophisticated options customers.

VIX Options and Futures

Trading in VIX options continued its phenomenal growth in 2007 as a total of 23,388,366 contracts traded during the year, an increase of 363% over the 5,050,638 contracts traded during 2006. Average daily volume jumped from 23,491 contracts in 2006 to 93,181 contracts in 2007. Options on VIX, launched in February 2006, already rank as CBOE’s second most-actively traded index option and have become the most successful new product launch in CBOE history.  In 2007, CBOE and CFE added options and futures on the CBOE Nasdaq-100 (VXN) and the CBOE Russell 2000 (RVX) Volatility indexes.

Credit Derivatives

On June 19, CBOE took an important first step into the credit derivatives arena with the launch of Credit Event Binary Options (CEBOs).  On July 31, 2007, CBOE launched Credit Event Baskets, with both small, sector-specific baskets of companies and large, broad-based composite baskets of companies. CBOE’s credit products trade on the Hybrid Trading System and are cleared by the OCC.

Benchmark Indexes

CBOE began publishing a new benchmark index, the CBOE S&P 500 PutWrite Index (ticker symbol “PUT”) on June 20, 2007. PUT measures the performance of a hypothetical portfolio that sells S&P 500 Index (SPX) put options against collateralized cash reserves held in a money market account.  PUT is similar in concept to the popular CBOE S&P 500 BuyWrite Index (BXM) and other CBOE BuyWrite Indexes. CBOE’s suite of benchmark indexes allows investors to pick the index that best suits their market views and investment goals.  These strategies have dramatically increased index options volume at CBOE.

On July 2, 2007, CBOE announced that a license was granted giving Ansbacher Investment Management, Inc. the right to use the CBOE S&P 500 PutWrite Index as the strategic basis for a new options investment vehicle. On December 4, 2007, PUT won the award for the Most Innovative Benchmark Index at the Twelfth Annual Super Bowl of Indexing Conference.  This was the fourth award that CBOE products have received in as many years at the conference.

CBOE also launched the CBOE S&P 500 VARB-X Strategy Benchmark (VTY) in 2007.  The CBOE VARB-X benchmark provides another dimension to volatility trading by tracking the performance of a hypothetical volatility arbitrage trading strategy designed to capitalize on the historical difference between S&P 500 Index (SPX) options implied volatility and the realized, or historical, volatility of the S&P 500 Index.

2007 also saw the introduction of the industry’s first buy-write ETF. PowerShares S&P 500 BuyWrite Portfolio are based on the CBOE S&P 500 BuyWrite Index and provide investors access to a buy-write, or covered call, investment strategy on the S&P 500 market index. The “PowerShares” product is another example of how CBOE’s benchmark innovations continue to help grow new types of trading volume at CBOE.

New Quarterly Options

CBOE launched three new “Quarterly” options in 2007: Quarterly Standard & Poor’s 500 Index (SPX) options, Quarterly Mini-SPX Index (XSP) options and Quarterly Standard & Poor’s 100 Index with European-style exercise (XEO) options. Quarterly options, first launched by CBOE in July 2006, provide investors with options that expire on the last trading day of each quarter to coincide with end-of-quarter accounting practices. Quarterly options have become especially popular with money managers who rebalance or settle portfolios on the last day of each quarter, and who use options as part of their portfolio management strategy.

Volume and customer interest in Quarterly options has increased steadily; volume in Quarterly options traded at CBOE totaled more than 20.5 million contracts in 2007. CBOE also lists Quarterly options on five Exchange-Traded Funds (ETFs): iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), Standard & Poor’s Depositary Receipts/SPDRs (SPY), DIAMONDS Trust, Series 1 (DIA), and Energy Select SPDR (XLE).

Expanding Our Business Through a Multi-Asset Platform

The customized, flexible design of our trading system has enabled CBOE to expand into other markets without additional investments in technology. CBOEdirect is now the trade engine for CBOE; for OneChicago, a joint venture of IB Corp., CBOE and CME, offering an all-electronic exchange for single stock futures; for the CBOE Futures Exchange (CFE), our all-electronic futures exchange; and for the recently launched CBOE Stock Exchange (CBSX).  With the launch of CBSX, CBOE now offers options, futures and stocks — all trading on a single trading platform.

CBOE Stock Exchange (CBSX)

CBOE Stock Exchange (CBSX) launched on March 5, 2007. CBOE partnered with four leading stock trading firms, IB Exchange Corp., LaBranche & Co Inc., Susquehanna International Group, LLP and VDM Chicago, LLC, to create the new exchange.  In January 2008, Lime Brokerage LLC, a New York-based brokerage firm with a diverse and sophisticated customer base, also became a minority owner of CBSX.

CBSX extends the benefits of our successful options market model to a rapidly changing stock world, providing stock traders with a proven, economical market alternative.  CBSX averaged 4.83 million shares traded per day in 2007 and traded more than one billion shares in its first ten months of operation.  We are optimistic that CBSX’s business will continue to grow by providing stock traders with an economic market alternative and by providing options traders with an efficient equity exchange trading solution.

CBOE Futures Exchange (CFE)

Volume at the CBOE Futures Exchange (CFE) was a record 1,136,295 contracts traded during 2007, an increase of 138 percent over 2006’s volume of 478,424 contracts.  Average daily volume was 4,527 contracts, compared to 1,906 contracts per day in 2006. At year’s end, open interest stood at 59,131 contracts, an increase of 65 percent over the close of 2006.  The bulk of CFE’s record volume came from its flagship product, VIX futures, which traded a record 1,046,475 contracts, an increase of 141 percent over the total for 2006.

Ongoing Evolution of CBOE’s Hybrid Trading System

CFLEX

On November 20, 2007, CBOE launched a new electronic system for trading index and equity FLexible EXchange (FLEX) options.  CBOE created the concept of FLEX options in 1993 and, with the launch of CFLEX, plans to take trading in the FLEX product to a whole new level. CFLEX offers complete anonymity, guaranteed participation rights and electronic limit order books, enabling customers to negotiate trades securely over the Internet.  CFLEX dramatically reduces the time required to execute a FLEX trade, and makes the process far less complex.  We are seeking to attract OTC market activity by providing the ability to trade FLEX options electronically on CFLEX.

Hybrid Enhancements

CBOE remains committed to continuously enhancing its Hybrid Trading System to ensure that Hybrid offers an unparalleled trading choice.  Last year, we updated the Complex Order Book (COB) with the Complex Order Auction (COA), the industry’s first electronic price improvement auction for complex orders.   During 2007, the number of contracts traded in COB increased more than 77 percent and the volume traded in COA increased more than 60 percent.  Customers realized $6.8 million in price improvement using COA in the fourth quarter.

Building on the success of COB and COA, as well as the launch of the CBSX, CBOE now plans to introduce an electronic auction for the execution of combined stock and options orders, such as BuyWrites. The options trades will be reported on CBOE, and the stock trades will be reported on CBSX.  Similar to COA, the system will initiate a brief electronic auction, trading both sides of the order as one order, with one net price.  The new feature, another industry ‘first,’ has received SEC approval and is expected to launch in the near term.

Hybrid 3.0

In the third quarter of 2007, S&P 500 Index (SPX) and S&P 100 Index (OEX) options were moved to Hybrid 3.0, a modified version of the Hybrid Trading System designed to accommodate the unique features of SPX and OEX trading.  Within the 3.0 system, Lead Market Makers (LMMs) drive quotes, and electronic access to orders in the Book is provided for broker-dealers and in-crowd market makers. COA/COB functionality is also available, and our newest innovation, “SAL”, an electronic price-improvement auction for eligible non-complex customer orders, was implemented following the January 2008 expiration.

Hybrid 4.0

CBOE deployed Hybrid 4.0 (Information Circular IC07-208) on January 2, 2008 in order to enhance price competition and market quality at CBOE.  Hybrid 4.0 is comprised of a comprehensive set of incentives to further reward market participants for competitive pricing while maintaining the reliable depth and liquidity of CBOE’s marketplace.

Collectively, these steps were undertaken to incent market makers to execute orders at CBOE as opposed to routing to away markets via intra-market linkage.  We expect it will take several months for the full effect of these changes to measurably impact market performance. CBOE staff will continue to closely monitor the effects of Hybrid 4.0 and to apprise the appropriate member committees (Floor Directors and the Equity Options Procedures, Index Options Procedures and Market Quality and Allocation Committees).

Hybrid Expansion

CBOE continues to offer its customers a truly hybrid approach, with the choice of state-of-the-art electronic trading or open outcry handling of their orders, both on a single platform. While the percentage of volume executed electronically continues to edge higher, a significant portion CBOE volume in classes traded on the Hybrid Trading System continues to trade in open outcry: in 2007, 96 percent of the orders in Hybrid classes were executed electronically, which accounted for 64 percent the volume in those classes.

Regulatory and Market Structure Initiatives

In January 2007, the SEC initiated an industry-wide pilot program for the pricing of options in penny price increments. Currently, there are 35 options classes involved in the Penny Pilot program, with an additional 28 classes slated to be added to the Pilot on March 28, 2008.  CBOE also requested and received SEC approval to quote and trade XSP and DJX options in the same minimum increments as SPY and DIA options — which the SEC had selected to be part of the Penny Pilot.  The SEC, which has received reports from all six U.S. options exchanges, commented that “the pilot has been successful in narrowing average quoted spreads, which enables investors to trade options at better prices. The reduction in spreads also has led to a reduction in payment for order flow.”

CBOE is supportive of the SEC’s measured approach, but remains cautious about drawing definitive conclusions due to the limited scope of the program and the amount of data available thus far. Capacity issues were a significant concern industry-wide at the onset of the Pilot, but CBOE’s systems performed well.

We remain concerned, however, about the impact of quoting in penny increments in certain options classes, as well as transparency, liquidity, market structure and quote traffic. Preliminarily, we are seeing different experiences at opposite ends of the customer spectrum — benefits on the retail side (spreads have narrowed) versus concerns on the institutional side (decline in top of book liquidity). A significant concern from CBOE’s point of view is the potential negative impact on liquidity and transparency, which are key elements to attracting business from institutional customers.

Our industry has been built on liquidity and transparency and we don’t want to see this negatively impacted. Ultimately, we want the industry to end up with what is best for all customers. We will continue to work with SEC to mold the best possible Pilot program, including the selection of the most appropriate classes to include in the program.

New Pricing Schemes Pose Competitive Threats

As a result of new pricing dynamics resulting from penny pricing, some competitors have switched to pricing models typically seen in the stock world. “Maker-taker” models pay a rebate to suppliers of liquidity (“makers”) and charge liquidity “takers” a fee.  In effect, the maker-taker model represents the reintroduction of customer fees on retail order flow providers who represent public customers.

Those exchanges that have embraced maker-taker pricing have won some order flow at the expense of exchanges, such as CBOE, with more traditional options pricing models.  In response, CBOE has implemented some changes to our pricing and market model (as discussed in “Hybrid 4.0” section) to ensure that our pricing/market model remains competitive and properly incents market makers to execute orders at CBOE.

We continue to monitor the impact of maker-taker models very closely, and will continue to adjust our pricing/market model accordingly. We are cautious, however, about implementing wholesale changes to our market model in response to a pricing maneuver that taxes a valued customer base. The deep liquidity and tremendous volume represented by retail order flow providers has fueled our growth and that of the entire industry.  While we will make every effort to ensure that CBOE posts the best possible markets, we are loathe to “throw away the baby with the bath water.”

Going Forward

CBOE’s tremendous progress in 2007 was made possible by our customers and our member firm community, who continued to recognize CBOE as a market place of choice; by our liquidity providers, who continued to ensure that CBOE is represented at the NBBO in this extremely competitive marketplace; and by traders and member firms who have concentrated their floor operations at CBOE.  We pledge to continue to do all that we can to make CBOE your marketplace of choice for years to come.

Finally, we thank and congratulate staff and members for keeping CBOE on track for another record year.

In 2008, we will commemorate the 35th anniversary of CBOE and the U.S. options industry.  Since inventing equity options in 1973, virtually all of the industry’s significant product innovations have emanated from CBOE, and we are proud to say that this remains true to this day.  We are prouder still that innovation defines everything we do, from product engineering, to redefining trading technology, to enhancing customer service.  We look forward to building on that legacy and to all that we can accomplish by working together in this landmark anniversary year.

Please feel free to e-mail us with any questions or comments.

Bill Brodsky	Ed Joyce	Ed Tilly	Brad Griffith
brodsky@cboe.com	joyce@cboe.com	tillye@cboe.com	griffith@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.